[LUSE GORMAN POMERENK & SCHICK LETTERHEAD]

(202) 274-2011	rpomerenk@luselaw.com

July 19, 2011

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Attn:	Mr. Mark Webb, Legal Branch Chief

Re:	BSB Bancorp, Inc.

Registration Statement on Form S-1 (File No. 333-174808)

Dear Mr. Webb:

On behalf of BSB Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended Form S-1”). Set forth below are the comments contained in the Staff’s comment letter dated July 7, 2011, as well as the Company’s responses to those comments. The Amended Form S-1 has been blacklined to reflect all changes from the original filing. Prospectus page numbers provided in our responses refer to page numbers of the prospectus in the Amended Form S-1.

Summary

How We Determined the Offering Range, pages 5-6

1.	Please tell us how you determined your pro forma pricing ratio at the maximum of the offering range represents a premium of 536.4% on a price-to-earnings basis over the median pricing of the peer group.

The 536.4% price-to-core earnings premium at the maximum of the offering range is equal to the difference (expressed as a percentage) between the peer group’s median price-to-core earnings ratio of 17.41x and the Company’s pro forma pricing ratio of 110.80x.

Mr. Mark Webb

Securities and Exchange Commission

July 19, 2011

2.	Please expand note 1 to the table presented on page 6 to show the computation of core, or recurring, earnings calculated by RP Financial, LC. for the twelve months ended March 31, 2011.

Note 1 to the table on page 6 of the prospectus has been expanded as requested.

Historical and Pro Forma Regulatory Capital Compliance, page 35

3.	Please provide a note to the table presented to show the computation of GAAP Capital.

A new Note 2 to the table on page 41 of the prospectus has been added to explain the difference between the equity of Belmont Savings Bank (the “Bank”) shown in the table and total equity shown in the financial statements of BSB Bancorp, MHC.

4.	Please expand Note 3 to the table presented to indicate the amount of average assets and show the computation of risk-weighted assts.

Note 4 (previously Note 3) to the table on page 41 of the prospectus has been expanded as requested.

Capitalization, pages 36-37

5.	Please expand Note 7 to the table presented to state the amount of dilution if the stock based benefit plans purchase authorized but unissued shares from the company.

Note 7 to the table, on page 43 of the prospectus, has been expanded as requested.

Pro Forma Data, pages 38-43

6.	Please expand the list of assumptions on page 38 to state the amount of common stock to be purchased by the company’s executive officers and directors and their immediate families.

As noted in the assumptions set forth on page 44 of the prospectus, the Company expects that all shares of common stock will be sold in the subscription and/or the community offerings. Keefe Bruyette & Woods, Inc. (“KBW”) will receive a fixed success fee of $400,000 for shares sold in the subscription and community offerings, which fee will not depend on the number of shares purchased by the Company’s executive officers and directors and their immediate families.

Mr. Mark Webb

Securities and Exchange Commission

July 19, 2011

Because the number of shares purchased by executive officers and directors and their immediate families will not affect the Company’s offering expenses, it does not affect the pro forma data.

We note that the number of shares expected to be purchased by insiders and family members is disclosed on pages 12 and 150 of the prospectus.

7.	Please expand the second paragraph on page 38 to state that the pro forma consolidated net income for the three months ended March 31, 2011 and for the fiscal year ended December 31, 2010 have been calculated assuming the conversion and offering had been completed at the beginning of the periods and that the net proceeds of the offering had been invested at an assumed rate of 2.24% (1.34% on an after-tax basis) for both the year ended December 31, 2010 and the three months ended March 31, 2011 and that this represents the five-year U.S. Treasury Note yield at such dates. In addition, state that pro forma stockholders’ equity amounts have been calculated as if the conversion and offering had been completed on December 31, 2010 and March 31, 2011.

The text on page 44 has been revised as requested. We note that the assumed interest rate of 2.24% (1.34% on an after-tax basis) represents the five-year U.S. Treasury Note yield as of March 31, 2011, which was used to calculate pro forma data for both the three months ended March 31, 2011 and the year ended December 31, 2010.

8.	Please state in the fourth paragraph on page 38 that there can be no assurance that stockholder approval of the restricted stock awards will be obtained, that the shares will be purchased in the open market or that the purchase price will be $10.00 per share. Also, state in the fifth paragraph that there can be no assurance that stockholder approval of the stock option plan will be obtained, that the exercise of the options will be $10.00 per share or that the Black-Sholes option pricing model assumptions used to prepare the table will be the same at the time the options are granted.

The text on pages 44-45 of the prospectus has been revised as requested.

9.

We note in the second paragraph on page 39 that the pro forma tables do not give effect to withdrawals from deposit accounts for the purpose of purchasing shares of common stock in the offering. Please revise the disclosure to state that since funds on deposit may be withdrawn to purchase shares of common stock; those funds will not result in the receipt of new

Mr. Mark Webb

Securities and Exchange Commission

July 19, 2011

funds for investment. Therefore, the pro forma tables do not reflect withdrawals from deposit accounts.

The text on page 45 of the prospectus has been revised as requested.

10.	Please expand the disclosure to state that the company is offering common stock on a best efforts basis and that a minimum number of shares in the amount of 5,780,000 in the conversion and offering must be issued to complete the transactions.

The text on page 44 of the prospectus has been revised as requested.

11.	Please tell us how you computed the amount of pro forma stock option adjustment on page 42 for the three months ended March 31, 2011 at the minimum offering level.

The following describes the calculation of the pro forma stock option expense at the minimum of the offering range for the three months ended March 31, 2011:

Fair value of stock options:
Stock options available for issuance		589,560
Fair value per stock option	x $	3.58

Total fair value of stock options		$2,110,625

Options will vest at a rate of 20% each year. Thus, for the three-month period ended March 31, 2011, stock option expense would be 5% of the total fair value, or $105,531.

Deduction:

It is assumed that 25% of the stock options will be non-qualified stock options granted to directors, resulting in a tax deduction (at an assumed rate of 40%) as follows:

$105,531
x 0.25
$ 26,383
x 0.40
$ 10,553

The amount listed in the pro forma data equals the fair value of the stock options for the three-month period ended March 31, 2011 ($105,531) less the tax

Mr. Mark Webb

Securities and Exchange Commission

July 19, 2011

deduction to be realized ($10,553) or $94,978, which was rounded to $95,000 for presentation purposes.

12.	Please expand Note 2 to the table presented on page 43 to state the interest rate on the borrowed funds from BSB Bancorp, Inc. or a subsidiary.

Note 2 on page 47 and Note 2 on page 49 have each been revised to state the expected interest rate on the funds to be borrowed by the employee stock ownership plan. We note that the expected interest rate will have no effect on the pro forma data because interest that the Company will earn on the loan will be offset by the interest paid on the loan by the Bank.

Comparison of Valuation and Pro Forma Information With and Without the Charitable Foundation, page 44

13.	Provide disclosure in the form of notes to the table presented to state the effect on the offering price to pro forma net earnings per share, return on assets and return on stockholders’ equity if the contribution to the Charitable Foundation had been expensed during the three months ended March 31, 2011 for all offering levels.

Footnote 1 containing the requested disclosure has been added to the table, on page 51 of the prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Allowance for Loan Losses, page 49

14.	We note your disclosure that you believe your allowance for loan losses is “adequate” to cover identifiable losses, as well as estimated losses inherent in your portfolio. If true, please revise to confirm that you recorded the allowance for loan losses at the amount that you believe to be the “appropriate” estimate of your inherent probable losses within your loan portfolio.

The text on page 56 of the prospectus has been revised as requested.

Mr. Mark Webb

Securities and Exchange Commission

July 19, 2011

Comparison of Operating Results for the Years Ended December 31, 2010 and 2009

Noninterest Income, page 56

15.	We note you transferred securities from your trading portfolio to your available-for-sale portfolio during 2010. Please provide additional background information, either here or within your critical accounting estimates, discussing the purpose of the transfer, date of the transfer and the fair value of the securities at the transfer date. Tell us how you concluded that the transfer was consistent with the guidance in ASC 320-10-35-12 which indicates that given the nature of a trading security, transfers into or from the trading category should be rare. In addition, confirm your accounting treatment was consistent with ASC 320-10-35-10.

Additional disclosure regarding the transfer of the trading securities portfolio to available-for-sale in 2010 has been provided in the Critical Accounting Policies section of the prospectus on page 57, under the heading “Categorization of Investment Securities.” A cross reference to the additional disclosure has been added to the discussion of noninterest income on page 63 of the prospectus.

ASC 320-10-35-12 states that, given the nature of a trading security, transfers into or from the trading category should be rare. The Company concluded that the transfer of the trading securities portfolio to the available-for-sale category was consistent with the guidance in ASC 320-10-35-12. The reasons for its conclusion were that: (1) the external money manager’s strategy migrated to a more long-term buy and hold approach during 2010; (2) the volume of trades decreased significantly during 2010, consistent with the Company’s money manager’s strategy, so that in the Company’s view the securities within the trading portfolio no longer met the definition of a trading security in ASC 320-10-25-1; and (3) during 2010, the Company expected its external money manager’s strategy to continue to reflect a more long-term buy and hold approach.

ASC 320-10-35-10 states that a transfer of a security between categories of investments shall be accounted for at fair value. At the date of the transfer, a trading security’s unrealized holding gain or loss at the date of the transfer will have already been recognized in earnings and shall not be reversed. Effective July 31, 2010, the trading portfolio was transferred to the available-for-sale category at fair value with any unrealized holding gains or losses recognized in earnings through the effective date of the transfer. The accounting treatment was consistent with ASC 320-10-35-10.

Mr. Mark Webb

Securities and Exchange Commission

July 19, 2011

Market Area, page 71

16.	We note that you identify your market area as the Boston-Cambridge-Quincy, Massachusetts/New Hampshire Metropolitan Statistical Area, while the appraisal report on page II.5 appears to identify it more narrowly as Middlesex County. We also note an apparent discrepancy between the population growth rates disclosed on page 71 and those found in the chart on page II.6 of the appraisal report. Please advise us concerning the reasons for these differences or revise as appropriate.

On page 78 of the prospectus, we identify the Board’s primary lending market as Essex, Middlesex, Norfolk and Suffolk Counties, in Massachusetts. On page 78, we also note that the Bank’s lending market is located largely in the Boston-Cambridge-Quincy, Massachusetts/New Hampshire Metropolitan Statistical Area (the “MSA”). The MSA includes Essex, Middlesex, Norfolk and Suffolk Counties, as well as Plymouth County in southeastern Massachusetts and Rockingham and Strafford Counties in New Hampshire. Essex, Middlesex, Norfolk and Suffolk Counties, the Bank’s lending market, make up the center of the MSA and, according to 2010 data from the U.S. Census Bureau, contain 79.9% of the population of the MSA. Because the Bank’s lending market is similar in scope to the MSA, we provided certain demographic information for the MSA in our description of the Bank’s market area. We also provided demographic information for Middlesex County, the county in which all of the Bank’s branches are located.

RP Financial, LC., the independent appraisal firm that estimated the pro forma market value of BSB Bancorp, Inc., used Middlesex County as the relevant market area for purposes of their appraisal report. In preparing appraisal reports, RP Financial, LC. defines the market area as the county or counties in which a financial institution’s branches are located. The appraisal report does not purport to define the lending market of the Bank as Middlesex County.

The demographic information provided for Middlesex County, Massachusetts and the United States included in the Market Area section of the prospectus was based on U.S. Census Bureau data for 2000 to 2009, whereas the information provided in the appraisal report was from a different source and covered the period from 2000 to 2010. The population data in the Market Area section of the prospectus on pages 78-79 have been updated to reflect U.S. Census Bureau data for 2000 to 2010 that is now available.

Mr. Mark Webb

Securities and Exchange Commission

July 19, 2011

The Business Background of Our Directors and Executive Officers, Page 118

17.	For each director, please discuss the experience and qualifications leading to the determination that the individual should serve on the board. Refer to Item 401(e) of Regulation S-K.

The requested disclosure has been added to the biographical information for directors beginning on page 125 of the prospectus.

Compensation Discussion and Analysis

Elements of Compensation, page 124

18.	Please disclose a list of the institutions constituting the peer group used in determining compensation.

The institutions constituting the peer group have been disclosed in the prospectus at page 133, as requested in the comment.

Consolidated Statements of Cash Flows, page F-5

19.	We note from your disclosures on pages 75, 78 and 80 that you sell (or intend to sell) all fixed-rate loans and indirect automobile loans that you originate. Tell us where the related cash flow activities are reported within this statement. If amounts are not reported as operating activities please explain why not. As a related matter, please revise to disaggregate your originations and proceeds from sales of loans held-for-sale.

Loans originated with the intent to sell are recorded as loans held-for-sale. The net increase or decrease in loans held-for-sale is reported within the operating activities section of the statement of cash flows in the line item entitled “Decrease (increase) in loans held-for-sale.” The Company has consistently reported the activity within loans held-for-sale in operating activities as a net (increase) decrease as recommended by the AICPA in their publication Depository and Lending Institutions – Checklists & Illustrative Financial Statements. As discussed with Chris Harley of the staff, we respectfully request that the Company be permitted to continue to report loans held-for-sale activity in the statement of cash flows in this manner, as opposed to the alternative presentation of disaggregated originations and proceeds from sales, due to the hardship, time and expense to the Company of developing the information necessary for disaggregation.

Mr. Mark Webb

Securities and Exchange Commission

July 19, 2011

We note that the disclosure relating to the sale of all fixed-rate one- to four-family mortgage loans on page 81 of the prospectus and all indirect automobile loans on page 84 of the prospectus has been revised to state that the sale of such loans is driven by several factors.

Exhibit 8

20.	We note that a form of federal tax opinion has been filed. Please file a signed opinion as soon as possible.

An executed copy of the federal tax opinion is being filed with the Amended Form S-1.

*        *        *

We believe the foregoing is responsive to the Staff’s comments. Please acknowledge receipt of the enclosures by date-stamping and returning the enclosed copy of this letter. Please direct any comments or questions to the undersigned at (202) 274-2011.

Respectfully,

/s/ Robert B. Pomerenk
Robert B. Pomerenk

Enclosures

cc:	Robert M. Mahoney, President and

  Chief Executive Officer

Mark Webb, SEC - D.C.

Chris Harley, SEC - D.C.

Hugh West, SEC - D.C.

John Marsh, Shatswell MacLeod & Company, P.C.

John J. Gorman, Esq.